(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 69th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 24, 2011

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

NOTICE REGARDING RESOLUTIONS ADOPTED AT
THE 69th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the following matters were presented and resolved at the 69th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) which took place today.

Matters reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 69th Fiscal Year (from April 1, 2010 to March 31, 2011)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by an independent auditor and the Board of Corporate Auditors

Presentations on the above Items No.1 and No.2 were given to the shareholders.

Matters resolved:

Agenda Item No.1:	Election of seven directors

The shareholders resolved to approve, as originally proposed, the re-election of Toshio Maruyama, Haruo Matsuno, Naoyuki Akikusa, Yasushige Hagio, Yuichi Kurita, and Shinichiro Kuroe, and the election of Sae Bum Myung, each of whom has since assumed office.
Naoyuki Akikusa and Yasushige Hagio are outside directors.

Agenda Item No.2:	Election of two corporate auditors

The shareholders resolved to approve, as originally proposed, the election of Akira Hatakeyama and Masamichi Ogura, each of whom has since assumed office.
Masamichi Ogura is an outside corporate auditor.

The following has been decided by resolution at the special meeting of the board of directors and at the meeting of the board of corporate auditors held subsequent to the shareholders’ meeting:

[Board of Directors and Corporate Auditors]

Toshio Maruyama, Chairman of the Board and Representative Director

Haruo Matsuno, Representative Director

Naoyuki Akikusa, Director

Yasushige Hagio, Director

Yuichi Kurita, Director

Shinichiro Kuroe, Director

Sae Bum Myung , Director (newly elected)

Yuri Morita, Standing Corporate Auditor

Akira Hatakeyama, Standing Corporate Auditor (newly elected)

Megumi Yamamuro, Corporate Auditor

Masamichi Ogura, Corporate Auditor (newly elected)

[Executive Officers]

Haruo Matsuno, President and CEO

Yuichi Kurita, Senior Executive Officer

Shinichiro Kuroe, Managing Executive Officer

Sae Bum Myung, Managing Executive Officer (promoted)

Hiroshi Nakamura, Managing Executive Officer

Yoshiaki Yoshida, Managing Executive Officer

Masao Shimizu, Managing Executive Officer

Hideaki Imada, Managing Executive Officer (promoted)

Yasuhiro Kawata, Executive Officer

Takashi Sugiura, Executive Officer

Takashi Sekino, Executive Officer

Soichi Tsukakoshi, Executive Officer

Josef Schraetzenstaller, Executive Officer

R. Keith Lee, Executive Officer

Makoto Nakahara, Executive Officer (newly elected)

Toshiyuki Okayasu, Executive Officer (newly elected)

▪	The payment of a year-end dividend for the 69th fiscal year

The Company resolved at the meeting of its board of directors held on May 26, 2011 to distribute a year-end dividend of 5 yen per share for the 69th fiscal year. For details, please refer to the documents sent to you on June 1, 2011.

▪	Presentation materials concerning matters reported at the 69th ordinary general meeting of shareholders are available on the Company’s website.